Sapiens Selected by RiverStone Resources LLC to Implement Reinsurance Solution

Provides optimized workflow and control of US-Based RiverStone’s reinsurance program

New Jersey – May 29, 2012 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, was selected by The RiverStone Group to implement Sapiens Reinsurance, a comprehensive reinsurance business solution designed to support the optimization of RiverStone’s entire range of reinsurance contracts worldwide. RiverStone is the preeminent manager of runoff' insurance portfolios, including very old long-tail claims and reinsurance contracts that required Sapiens’ specialized system solutions.

Upon completion of the implementation, which is expected by end of 2012, RiverStone will augment its management and control of its reinsurance program, including accounting procedures. The new system automates reinsurance allocation and calculation – ensuring accuracy and control; implements workflow – enabling control of business processes, automated triggers and reminders; enables comprehensive audit and command of all activities, ensuring secure information and process control; and provides a single repository for all information, providing support for reporting, management information, statutory requirements and compliance.

“We are proud to have RiverStone Resources as our customer, and appreciate their recognition of our reinsurance solution and the value of our dedicated and skilled staff,” said Ron Karam, President, Sapiens North America Insurance Division. “RiverStone joins a growing and impressive portfolio of customers that have chosen Reinsurance for its workflow capabilities and flexibility to address challenges in unique business cases, like runoff insurance portfolios. We look forward to helping RiverStone derive the highest possible value from this solution.”

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life & Pension, Property & Casualty, and Reinsurance markets. We serve over 75 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

###

Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

Email: osnat.se@sapiens.com

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

or

James Carbonara, Regional Vice President
Hayden IR
Office: +1-646-755-7412
James@haydenir.com

Visit:
www.sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.